CORAL GOLD RESOURCES LTD.
400-455 Granville Street
Vancouver, BC
Canada V6C 1T1
Phone: (604) 682-3701
Fax: (604) 682-3600
Web: www.coralgold.com
Info: ir@coralgold.com

Q2 INTERIM FINANCIAL STATEMENTS

FOR PERIOD ENDING JULY 31, 2005

Shares Traded

TSX Venture Exchange
Symbol: CGR

OTCBB
Symbol: CGREF

Frankfurt/Berlin-Bremen
WKN A0DJ0G

Directors and Officers

Matt Wayrynen, Director & President
Lloyd Andrews, Director & Chairman
Chris Sampson, Director & VP Explorations
Louis Wolfin, Director
David Wolfin, Director
William Glasier, Director
Florian Riedl-Riedenstein, Director
Gary Robertson, Director
Connie Lillico, Secretary

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.